     As filed with the Securities and Exchange Commission on June 29, 1999


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                      OR

           [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 33-96816



A.   Full title of the plan and the address of the plan:

               Central Garden & Pet Company Investment Growth Plan 3697 Mt. Diablo Boulevard
               Lafayette, California  94549

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               Central Garden & Pet Company
               3697 Mt. Diablo Boulevard
               Lafayette, California  94549

                             REQUIRED INFORMATION

          1.   Financial statements filed as a part of this annual report:
     Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information by Fund (Modified Cash Basis) as of December 31, 1998 and 1997, Audited Statement of Changes in Net Assets Available for Benefits, With Supplemental Information By Fund (Modified Cash Basis) for the Year Ended December 31, 1998, and Notes to Financial Statements for the Year Ended December 31, 1998.

          2. Exhibit filed as a part of this annual report: Exhibit 23 - Consent of Deloitte & Touche LLP, independent auditors.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act
          --------
of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         CENTRAL GARDEN & PET COMPANY
                                         INVESTMENT GROWTH PLAN


Date:  June 29, 1999                     By:  /s/ Elaine Fabbri
                                              ------------------------
                                              Elaine Fabbri
                                              Director of Benefits
                                              and Compensation

Central Garden &

Pet Company

Investment Growth Plan

Financial Statements (Modified Cash Basis) as of December 31, 1998 and 1997 and for the Year Ended December 31, 1998, Supplemental
Schedules as of and for the Year Ended
December 31, 1998, and Independent Auditors'
Report

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS) AS OF DECEMBER 31, 1998
     AND 1997, AND FOR THE YEAR ENDED DECEMBER 31, 1998:

     Statements of Net Assets Available for Benefits, with
       Supplemental Information by Fund                                     2-3

     Statement of Changes in Net Assets Available for Benefits, with
       Supplemental Information by Fund                                      4

     Notes to Financial Statements                                          5-7

     SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
       DECEMBER 31, 1998:

     Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998                                                 8

     Item 27d - Schedule of Reportable Transactions for the
       Year Ended December 31, 1998                                          9

INDEPENDENT AUDITORS' REPORT


Trustees and Participants
Central Garden & Pet Company
Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and supplemental fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 28, 1999

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND (MODIFIED CASH BASIS)
DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                          Central
                                         Garden &
                                        Pet Company    Dreyfus      Dreyfus       Dreyfus       Capital     Heartland  Templeton
                                          Common       S&P 500    Appreciation   Core Bond    Preservation    Value     Foreign
                                        Stock Fund   Index Fund       Fund         Fund           Fund        Fund       Fund
ASSETS:
  Investments at fair value:
   Mutual funds                                      $6,758,564    $3,447,147    $185,346      $5,931,737   $453,065   $190,729
   Common stock                         $5,030,128
   Cash                                     24,509
   Participant loans
                                        ----------   ----------    ----------    --------      ----------   --------   --------

       Total investments                 5,054,637    6,758,564     3,447,147     185,346       5,931,737    453,065    190,729
                                        ----------   ----------    ----------    --------      ----------   --------   --------

  Receivables:
   Securities sold                           3,804                                  1,832                        854
                                        ----------   ----------    ----------    --------      ----------   --------   --------

       Total receivables                     3,804                                  1,832                        854
                                        ----------   ----------    ----------    --------      ----------   --------   --------

  Cash                                      32,921        2,433                     4,941           1,680                 3,963
                                        ----------   ----------    ----------    --------      ----------   --------   --------

       Total assets                      5,091,362    6,760,997     3,447,147     192,119       5,933,417    453,919    194,692
                                        ----------   ----------    ----------    --------      ----------   --------   --------

LIABILITIES:
   Securities purchased                     57,296        2,433                     4,941           1,680                 3,935
   Administrative expenses payable
                                        ----------   ----------    ----------    --------      ----------   --------   --------
   Total liabilities                        57,296        2,433                     4,941           1,680                 3,935
                                        ----------   ----------    ----------    --------      ----------   --------   --------

NET ASSETS AVAILABLE
  FOR BENEFITS                          $5,034,066   $6,758,564    $3,447,147    $187,178      $5,931,737   $453,919   $190,757
                                        ==========   ==========    ==========    ========      ==========   ========   ========

--------------------------------------------------------------------------------------------
                                        Crabbe Huson    Variable
                                        Real Estate    Rate Liquid   Participant
                                            Fund       Asset Fund       Loans        Total
ASSETS:
  Investments at fair value:
   Mutual funds                           $58,183       $17,755                 $17,042,526
   Common stock                                                                   5,030,128
   Cash                                                                              24,509
   Participant loans                                                 $481,092       481,092
                                          -------       -------      --------   -----------

       Total investments                   58,183        17,755       481,092    22,578,255
                                          -------       -------      --------   -----------

  Receivables:
   Securities sold                                                                    6,490
                                          -------       -------      --------   -----------

       Total receivables                                                              6,490
                                          -------       -------      --------   -----------

  Cash                                                                               45,938
                                          -------       -------      --------   -----------

       Total assets                        58,183        17,755       481,092    22,630,683
                                          -------       -------      --------   -----------

LIABILITIES:
   Securities purchased                                                              70,285
   Administrative expenses payable                       21,314                      21,314
                                          -------       -------      --------   -----------
   Total liabilities                                     21,314                      91,599
                                          -------       -------      --------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                            $58,183       $(3,559)     $481,092   $22,539,084
                                          =======       =======      ========   ===========

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND (MODIFIED CASH BASIS)
DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------
                                          Central
                                         Garden &
                                        Pet Company     Dreyfus      Dreyfus        Dreyfus       Capital      Heartland
                                          Common        S&P 500    Appreciation    Core Bond    Preservation     Value
                                        Stock Fund    Index Fund       Fund          Fund           Fund         Fund
ASSETS:
  Investments at fair value:
    Mutual funds                                       $5,524,009    $2,538,712     $171,688      $4,941,215    $522,782
    Common stock                         $7,310,074
    Participant loans
                                        -----------   -----------  ------------    ---------      ----------   ---------

           Total investments              7,310,074     5,524,009     2,538,712      171,688       4,941,215     522,782
                                        -----------   -----------  ------------    ---------      ----------   ---------

  Receivables:
    Securities sold                          11,998                      37,511        1,234          15,800
    Prior trustee                                                                                        557
                                        -----------   -----------  ------------    ---------      ----------   ---------

           Total receivables                 11,998                      37,511        1,234          16,357
                                        -----------   -----------  ------------    ---------      ----------   ---------

  Cash                                      (10,432)       68,905                                     (9,517)        837
                                        -----------   -----------  ------------    ---------      ----------   ---------

           Total assets                   7,311,640     5,592,914     2,576,223      172,922       4,948,055     523,619
                                        -----------   -----------  ------------    ---------      ----------   ---------

LIABILITIES:
  Administrative expenses payable
                                        -----------   -----------  ------------    ---------      ----------   ---------

           Total liabilities
                                        -----------   -----------  ------------    ---------      ----------   ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                           $7,311,640    $5,592,914    $2,576,223     $172,922      $4,948,055    $523,619
                                        ===========   ===========  ============    =========      ==========   =========
-------------------------------------------------------------------------------------------------------------


                                         Templeton    Crabbe Huson     Variable
                                          Foreign     Real Estate     Rate Liquid   Participant
                                           Fund           Fund        Asset Fund       Loans        Total
ASSETS:
  Investments at fair value:
    Mutual funds                          $189,520        $102,559        $15,078                 $14,005,563
    Common stock                                                                                    7,310,074
    Participant loans                                                                  $411,383       411,383
                                         ---------    ------------        -------   -----------   -----------

           Total investments               189,520         102,559         15,078       411,383    21,727,020
                                         ---------    ------------        -------   -----------   -----------

  Receivables:
    Securities sold                            761                                                     67,304
    Prior trustee                                                             617                       1,174
                                         ---------    ------------        -------   -----------   -----------

           Total receivables                   761                            617                      68,478
                                         ---------    ------------        -------   -----------   -----------

  Cash                                                                     (1,278)                     48,515
                                         ---------    ------------        -------   -----------   -----------

           Total assets                    190,281         102,559         14,417       411,383    21,844,013
                                         ---------    ------------        -------   -----------   -----------

LIABILITIES:
  Administrative expenses payable                                           9,278                       9,278
                                         ---------    ------------        -------   -----------   -----------

           Total liabilities                                                9,278                       9,278
                                         ---------    ------------        -------   -----------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                            $190,281        $102,559        $ 5,139      $411,383   $21,834,735
                                         =========    ============        =======   ===========   ===========

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------------------------------------------------------
                                             Central
                                             Garden &
                                           Pet Company      Dreyfus       Dreyfus         Dreyfus        Capital      Heartland
                                              Common        S&P 500     Appreciation     Core Bond     Preservation     Value
                                            Stock Fund    Index Fund        Fund           Fund            Fund         Fund
ADDITIONS (DEDUCTIONS) TO NET
  ASSETS:
  Investment income:
  Net appreciation (depreciation) in
    fair value of investments               $(3,441,735)   $1,504,350     $  780,907      $ (9,108)      $   (9,579)  $ (68,759)
  Interest and dividend income                    2,812        66,269         18,518        16,451          323,715       1,708
                                            -----------    ----------     ----------      --------       ----------   ---------

           Total investment income (loss)    (3,438,923)    1,570,619        799,425         7,343          314,136     (67,051)
                                            -----------    ----------     ----------      --------       ----------   ---------

CONTRIBUTIONS:
  Employer                                      356,280
  Participants                                  647,043       606,354        311,274        60,228        1,011,816     130,058
                                            -----------    ----------     ----------      --------       ----------   ---------

           Total contributions                1,003,323       606,354        311,274        60,228        1,011,816     130,058
                                            -----------    ----------     ----------      --------       ----------   ---------

           Net additions (reductions)        (2,435,600)    2,176,973      1,110,699        67,571        1,325,952      63,007
                                            -----------    ----------     ----------      --------       ----------   ---------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                 326,011       402,825        159,192        68,801          633,986       7,600
  Administrative expenses                        16,166        11,660          5,966           394           11,284         991
                                            -----------    ----------     ----------      --------       ----------   ---------

           Total deductions                     342,177       414,485        165,158        69,195          645,270       8,591
                                            -----------    ----------     ----------      --------       ----------   ---------

NET INCREASE (DECREASE) BEFORE
  TRANSFERS                                  (2,777,777)    1,762,488        945,541        (1,624)         680,682      54,416

NET TRANSFERS:
  Interfund transfers                           500,203      (596,838)       (74,617)       15,880          303,000    (124,116)
                                            -----------    ----------     ----------      --------       ----------   ---------

NET INCREASE (DECREASE)                      (2,277,574)    1,165,650        870,924        14,256          983,682     (69,700)

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                           7,311,640     5,592,914      2,576,223       172,922        4,948,055     523,619
                                            -----------    ----------     ----------      --------       ----------   ---------

  End of year                               $ 5,034,066    $6,758,564     $3,447,147      $187,178       $5,931,737   $ 453,919
                                            ===========    ==========     ==========      ========       ==========   =========
--------------------------------------------------------------------------------------------------------------------


                                            Templeton     Crabbe Huson      Variable
                                             Foreign      Real Estate      Rate Liquid   Participant
                                              Fund            Fund         Asset Fund       Loans         Total
ADDITIONS (DEDUCTIONS) TO NET
  ASSETS:
  Investment income:
  Net appreciation (depreciation) in
    fair value of investments                $(28,839)        $(10,753)        $(2,860)                 $(1,286,376)
  Interest and dividend income                  4,772            2,019             804      $ 34,671        471,739
                                             --------         --------         -------      --------    -----------

           Total investment income (loss)     (24,067)          (8,734)         (2,056)       34,671       (814,637)
                                             --------         --------         -------      --------    -----------

CONTRIBUTIONS:
  Employer                                                                                                  356,280
  Participants                                 67,272           30,484                                    2,864,529
                                             --------         --------         -------      --------    -----------

           Total contributions                 67,272           30,484                                    3,220,809
                                             --------         --------         -------      --------    -----------

           Net additions (reductions)          43,205           21,750          (2,056)       34,671      2,406,172
                                             --------         --------         -------      --------    -----------

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                 3,309              306                        46,233      1,648,263
  Administrative expenses                         333              124           6,642                       53,560
                                             --------         --------         -------      --------    -----------

           Total deductions                     3,642              430           6,642        46,233      1,701,823
                                             --------         --------         -------      --------    -----------

NET INCREASE (DECREASE) BEFORE
  TRANSFERS                                    39,563           21,320          (8,698)      (11,562)       704,349

NET TRANSFERS:
  Interfund transfers                         (39,087)         (65,696)                       81,271
                                             --------         --------         -------      --------    -----------

NET INCREASE (DECREASE)                           476          (44,376)         (8,698)       69,709        704,349

NET ASSETS AVAILABLE
  FOR BENEFITS:
  Beginning of year                           190,281          102,559           5,139       411,383     21,834,735
                                             --------         --------         -------      --------    -----------

  End of year                                $190,757         $ 58,183         $(3,559)     $481,092    $22,539,084
                                             ========         ========         =======      ========    ===========

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
1.   PLAN DESCRIPTION

     The following brief description of the Central Garden & Pet Company Investment Growth Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     General - The Plan is a 401(k) plan sponsored by Central Garden & Pet Company (the "Company"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

     Contributions - Participants of the Plan can elect to defer pretax contributions between 1% and 15% (up to a maximum of $10,000 in 1998 and $9,500 in 1997) of compensation. The Company has contributed 25% of the first 6% of compensation contributed by participants to the Plan for 1998 and 1997. The Plan provides that the Company's Board of Directors has the right to change or discontinue the matching contribution at any time, at its discretion. The 1998 Company matching contribution was contributed in 1999. Company contributions are made in Company Stock.

     Vesting - Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company contributed portion of participants' accounts, plus any earnings, is based on years of continuous service. A participant is 100% vested after five years of credited service.

     Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocation of the Company's contributions is based on the participant's salary and length of service as discussed under Contributions.

     Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options. The following are the available Plan choices and descriptions obtained from the investment prospectus (or Plan description for Common Stock Fund):

     Central Garden & Pet Company Common Stock Fund - The Fund invests in shares of common stock of the Company.

     Dreyfus S&P 500 Index Fund - The Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded stocks in the aggregate, as represented by the S&P 500.

     Dreyfus Appreciation Fund, Inc. - The Fund seeks long-term capital growth consistent with preservation of capital. This is a common stock fund investing in larger companies that have the potential to experience above average earnings growth.

     Dreyfus Core Bond Fund (formerly Dreyfus Strategic Income Fund) - The Fund seeks maximum current income by investing principally in a variety of income producing securities of both foreign and domestic companies. The fund invests primarily in a variety of debt securities as well as short-term money market instruments.

     Capital Preservation Fund - The Fund seeks high level of current income and stability of principal. The fund portfolio primarily consists of guaranteed investment contracts ("GICs") and other stable value investments. The investments are fixed income investments intended to have stable principal value.

     Heartland Value Fund - The Fund seeks to achieve long-term capital appreciation by investing primarily in equity securities of small companies.

     Templeton Foreign Fund - The Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     Crabbe Huson Real Estate Fund - The Fund seeks to provide shareholders capital appreciation and income. Fund portfolio consists primarily of equity securities, real estate investment trusts and other real estate industry companies in mortgage-backed securities.

     Participant Loans - Participant loans are available to active employees for up to 50% of an employee's account balance, with a minimum of $1,000 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined quarterly by the Plan administrator.

     Distribution of Benefits - Upon termination of service due to death, disability, or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

     Forfeitures - Forfeitures are used to reduce future Company matching contributions paid in Company stock.

     Plan Termination - Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, the interests of all participants will become fully vested and will be distributed to each participant.

     Tax Status - The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administrative Expenses - Administrative expenses associated with the Plan are paid for by the Company and the Plan.

     Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements have been prepared on the modified cash basis under which certain revenues are recognized when received, disbursements are recognized when made and contributions are recorded as received. Additionally, investments are reflected at fair value. Accordingly, the financial statements are not intended to present net assets of the Plan in conformity with generally accepted accounting principles.

     Investment Valuation and Income Recognition - Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Payment of Benefits - Benefits are recorded when paid.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at December 31, 1998 and 1997, are separately identified in the following table:

                                                                 1998           1997
          Central Garden & Pet Company Common Stock Fund    $5,054,637     $7,310,074
          Dreyfus S&P 500 Index Fund                         6,758,564      5,524,009
          Dreyfus Appreciation Fund                          3,447,147      2,538,712
          Capital Preservation Fund                          5,931,737      4,941,215

4.   PARTY-IN-INTEREST TRANSACTIONS

     The Plan's investments include Central Garden & Pet Company common stock and Dreyfus Investment Funds, representing party-in-interest transactions that qualify as exempt prohibited transactions.

5.   SUBSEQUENT EVENT

     During 1999, the Company intends to merge the employee benefit plans of the following subsidiaries of the Company into the Central Garden & Pet Company Investment Growth Plan: Ezell Nursery Supply, Kaytee Products, T.F.H. Publications, Pennington Seed, Seeds West and Wellmark International.

                                    ******

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

-----------------------------------------------------------------------------------------------------------------
                                                                           Number of
                                                                           Shares or                    Fair
         Identity                             Description                  Par Value      Cost         Value
Central Pet & Garden Stock Fund*
  Central Garden & Pet Stock                 Common Stock                    349,922   $ 5,842,727   $ 5,030,128
  TBC Inc. Pooled Fund                       Liquidity Fund                   24,509        24,509        24,509
                                                                                       -----------   -----------
                                                                                         5,867,236     5,054,637

Dreyfus Funds*
  S&P 500 Index Fund                         Mutual Fund                     185,726     4,847,017     6,758,564
  Appreciation Fund                          Mutual Fund                      81,938     2,745,346     3,447,147
  Core Bond Fund                             Mutual Fund                      12,712       190,059       185,346
  LaSalle Capital Preservation Fund          Mutual Fund                   5,931,737     5,931,737     5,931,737
  Variable Rate Liquid Asset Fund            Liquidity Fund                   17,755        17,755        17,755

Heartland Value Fund                         Mutual Fund                      15,468       548,345       453,065
Templeton Foreign Fund                       Mutual Fund                      22,733       236,210       190,729
Crabbe Huson Real Estate Fund                REIT                              5,536        68,588        58,183
Participation Loans*                         Interest rates from 7%-10%      481,092       481,092       481,092
                                                                                       -----------   -----------

Total Investments                                                                      $20,933,385   $22,578,255
                                                                                       ===========   ===========

*Party-in-interest, as defined by the ERISA.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

ITEM 27d - SCHEDULE OF REPORTABLE 5% TRANSACTIONS
DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------------------------
                                                               Number of       Purchase     Selling      Current      Net
        Identity                            Description      Transactions       Price       Price        Value       Gain
Purchases:
  Central Garden & Pet Company
    Stock Fund*                             Company stock          133        $3,329,387  $        -   $3,229,387  $      -
  Dreyfus S&P 500 Index Fund*               Mutual fund             55         1,043,786           -    1,043,786         -
  Dreyfus Appreciation Fund*                Mutual fund             78         1,039,015           -    1,039,015         -
  La Salle Capital Preservation Fund*       Mutual fund             62         2,478,422           -    2,478,422         -
  TBC Inc. Pooled Employee Fund*            Liquidity fund         119         3,215,547           -    3,215,547         -

Sales:
  Central Garden & Pet Company
    Stock Fund*                             Company stock          103         1,451,215   2,358,332            -   907,117
  Dreyfus S&P 500 Index Fund*               Mutual fund             87         1,095,498   1,374,435            -   278,937
  Dreyfus Appreciation Fund*                Mutual fund             71           831,604     939,796            -   108,192
  La Salle Capital Preservation Fund*       Mutual fund            109         1,827,415   1,827,415            -         -
  TBC Inc. Pooled Employee Fund*            Liquidity fund          99         3,191,038   3,191,038            -         -


* Party-in-interest, as defined by ERISA.